Filed Pursuant to Rule 253(g)(2)

File No. 024-11674

Offering Circular Supplemental No. 3

Cardone REIT I, LLC

(the “Company”)

Supplemental No. 3 Dated April 26, 2022

to the Offering Circular dated October 29, 2021

This document supplements, and should be read in conjunction with, the offering circular of Cardone REIT I, LLC (“we”, “our” or “us”), dated October 29, 2021, and as previously supplemented by Supplemental No. 1 (dated November 5, 2021) and Supplemental No. 2 (dated April 1, 2022) each of which was filed by us with the Securities and Exchange Commission (the “Commission”) (collectively, the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

With the exception of historical matters, the matters discussed herein include forward-looking statements that involve risks and uncertainties. The words “outlook,” “believe,” “estimate,” “potential,” “projected,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “could” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in the Offering Circular or in the information incorporated by reference into the Offering Circular.

This Supplemental is supplemental to, and shall be read in conjunction with, the Offering Circular. Any statement contained in the Offering Circular shall be deemed to be modified or superseded to the extent that information in this Supplement modifies or supersedes such statement. Any statement that is modified or superseded shall not be deemed to constitute a part of the Offering Circular except as modified or superseded by this Supplement.

The purpose of this supplement is to:

•	Incorporate the information set forth in the Company’s 2022 1-K into the Offering Circular.

•	Update Investors regarding multifamily properties that the Company has invested in.

Incorporation of 1-K

We hereby incorporate by reference the information contained in our Annual Report on Form 1-K filed with the SEC on April 26, 2022.

Description of Business - Updates Regarding Multifamily Property Investments

As of April 27, 2020, the Company holds the following real estate investments:

Property	Location	Year Built	Class	Ownership Interest	# of Units
10X Las Olas Walk	Fort Lauderdale, FL	2020	A	20%	456
10X Living Riverwalk	Fort Lauderdale, FL	2020	A	20%	260
10X Living Sunrise	Sunrise, FL	1996	A	20%	387
10X Living Miami River	Miami, FL	2020	A	15%	346

Total					1,449

These properties have excellent locations with major economic and demographic growth drivers and are located near major retail centers, golf courses, community attractions, and major employers. With nearly 1,000 people migrating to Florida per day, we anticipate the demand for these locations to continue. The properties have attractive floor plans and superb amenities such as, resort style pools and clubhouses, outdoor grill and entertainment facilities, fitness centers, and dog parks.

2

The Company will not be proceeding with an investment in 10X Buffalo Heights, or any other property previously identified which not included in the table above. The Manager is actively seeking additional investment properties.

Note that multifamily properties identified are subject to various contingencies and may not be consummated or may be consummated on materially different terms. Even if an identified property is acquired by the Manager’s affiliate, the Company may not invest in the property. The Manager is not representing that any identified property will be one of the Properties invested in by the Company, or that other Properties which the fund invests in will be comparable to the identified properties or acquired on similar terms. Additional information concerning identified properties may be posted at www.cardonecapital.com as the acquisition process continues, and the Company will promptly announce any new property acquisitions in its SEC filing.

3